Amanda K. Maki
Lead Counsel, SEC & Reporting

Tel: +1 713 309-4953
Fax: +1 713 309-4631
Amanda.maki@lyondellbasell.com
Via EDGAR
September 6, 2011
Pamela Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lyondell Chemical Company LyondellBasell Industries N.V. Amendment No. 2 to Registration Statement on Form S-4 File No. 333-175077
Ladies and Gentlemen:
     Set forth below are the responses of Lyondell Chemical Company, a Delaware corporation (“LCC”), LyondellBasell Industries N.V., an entity organized under the laws of The Netherlands (“LBI NV” or the “Company”) and the registrants named in the Registration Statement (as defined below) (together with LCC and the Company, the “Registrants”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 31, 2011, with respect to the registration statement on Form S-4 initially filed by the Company with the Commission on June 22, 2011, File No. 333-175077 (the “Registration Statement”).
     Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 (“Amendment No. 2”) to our Registration Statement. For your convenience, we have hand delivered three full copies of Amendment No. 2, as well as three copies of Amendment No. 2 marked to show all changes made since the filing of Amendment No. 1 to the Registration Statement.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2 unless otherwise specified. All terms used but not otherwise defined herein have the definitions ascribed thereto in Amendment No. 2. In addition, where appropriate, we will incorporate the Staff’s comments in future filings we make with the Commission.

Ms. Pamela Long
Securities & Exchange Commission
September 6, 2011

General
1.	We note the acknowledgements you provided at the end of your letter to us, dated August 16, 2011. The representations you provided relate to reports filed pursuant to the Securities Exchange Act of 1934. Before effectiveness, please provide us with a written statement from the company acknowledging that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company has included the referenced acknowledgements at the end of this letter and agrees that, in its request for acceleration of effectiveness of its registration statements filed under the Securities Act of 1933, as amended, including the Form S-1 currently on file, it will include the referenced acknowledgements.
Supplemental Letter
2.	Please revise your supplemental letter to also represent that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the Exchange Notes.
The Company has revised its supplemental letter, which is being filed as of today’s date, to include the representation as requested.
Elements of our Executive Compensation Program, page 130
Annual Cash Incentive Compensation, page 130
3.	We note your response to comment 14 of our letter dated July 19, 2011. However, we are unable to locate the additional disclosure you state has been provided on page 131. Please advise.

Ms. Pamela Long
Securities & Exchange Commission
September 6, 2011

The additional disclosure was provided on pages 128 and 129 of Amendment No. 1 to the Form S-4; the reference to page 131 was in error. On pages 128 and 129 of Amendment No. 1, the Company clarified that the benchmarking that had been used for the determination of the initial compensation packages for the named executive officers, including targeting elements of total compensation at the 50th percentile, also was used for determining the target bonus percentages for the named executives. Additionally, the Company included a table on page 129 of Amendment No. 1 to provide information regarding the benchmarking data.
In response to the Staff’s comment, however, the Company has determined that additional disclosure may be appropriate and, as a result, we have included additional disclosure in Amendment No. 2 to explain, in a more comprehensive manner, how the target bonus percentages for each of the names executive officers were determined.
4.	We note that at the outset of the discussion, you state that actual bonus payouts range from zero to 300% of target; however at the conclusion of the discussion about the portion of the bonus that is based on the company scorecard, you state that the Committee determined that, based on various factors, “less than the fu11 200% should be awarded.” You also state that the bonuses are based 50% on the company scorecard and 50% on a weighted average of some or all award units. Please clarify what the maximum possible bonus amount is, as a percentage of target, and how the bonus calculations under the company scorecard and award units contribute to the amount of bonus paid.
The maximum bonus payout for all executives other than Mr. Gallogly, whose bonus is capped pursuant to his employment agreement at 200% of his base salary, is 300% of the target percentage of base salary. The three hundred percent is reached by multiplying the target percentage by 200% (the maximum amount that can be earned based on Company scorecard and award unit ratings) and by 1.5, which is the highest individual performance multiplier allowed; therefore, if the highest achievement under the Company scorecard and the performance multiplier were achieved, an individual could earn 300% of his target percentage of base salary.
The Company performance results are based on the Company scorecard and the weighted average award units rating, with each of those measures accounting for 50% of the total Company performance results. Further, each of the metrics within the Company scorecard and the award units can receive from 0 — 200% of the total, based on performance. As a result, an individuals’ target percentage can be multiplied by anywhere from 0 — 200% depending on the performance of the Company in the scorecard metrics and the award units ratings. Finally, the individual performance multiplier can range from 0 to 1.5, depending on the individuals’ personal performance. This multiplier is used to either increase or decrease an individual’s payout after the Company performance is calculated.
The Company recognizes the complicated nature of the percentages and appreciates the Staff’s comment and, therefore, has made revisions in Amendment No. 2 to clarify these calculations.

Ms. Pamela Long
Securities & Exchange Commission
September 6, 2011

5.	Where you include new disclosure regarding the award units rating, you state that various metrics are weighted at 10%, 20%, 20% and 20%. Please clarify what metrics the remaining 30% is based upon.
As described in response to comment 4, above, an individual’s targeted percentage of base salary can be multiplied by anywhere from 0 — 200%, based on achievement under the Company scorecard and the award units. The Company scorecard and the award units are weighted equally, or 50% each, in making this determination. The disclosure referred to in this comment 5 was meant to explain that the 50% that goes into the determination of achievement of award units consists of 10% HSE; 20% Costs and 20% Business Results for business award units and 10% HSE; 20% Costs and 20% Customer Service for functional group award units. The Company has revised its disclosures to clarify.
The Company further acknowledges the following:
• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
• the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust that the foregoing is responsive to your comments. Please call me at (713) 309-4953 if you have any questions or require any additional information.

Very truly yours,

/s/ Amanda K. Maki Amanda K. Maki
Lead Counsel — SEC & Reporting

cc:	Jessica Dickerson, Staff Attorney, Commission